SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

TRINITY BIOTECH PLC

6-K Items

Item 1. Press Release dated May 25, 2006

Contact:	Trinity Biotech plc Rory Nealon (353) -1-2769800 e-mail: rory.nealon@trinitybiotech.com

Trinity Biotech acquires Coagulation Product Line
of bioMérieux

Trinity Biotech plc (Nasdaq NM: TRIB) a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it has signed a binding agreement to acquire the Coagulation product line of bioMérieux for a total consideration of up to $51.9m. The bioMérieux Coagulation product line comprises a comprehensive portfolio of diagnostic tests manufactured primarily in Durham, North Carolina and a complete range of automated instruments primarily manufactured in St Louis.

Trinity will pay $40m on closing together with a maximum of $6.4m after 12 months and a maximum of a further $5.5m after 24 months. Of these combined deferred payments, an amount of $5.5m is contingent on the achievement of certain milestones for the product line during the remainder of 2006. The transaction will be funded from a combination of cash and bank debt and is expected to close in late June.

The worldwide Coagulation testing market is valued at $600m and is growing at 5% per annum. Every hospital needs to undertake Coagulation testing resulting in more than 25,000 clinical laboratories performing Coagulation testing globally. Following the merger of Trinity’s existing Biopool and Amax Coagulation product lines with the bioMérieux product line it is estimated that Trinity’s share of the worldwide Coagulation market will be 13%.

The bioMérieux product portfolio comprises a range of automated instruments including the MDA, MTX and Thrombolyzer which are comparable with various instruments within the Trinity Destiny instrument range. bioMérieux has a strong global position in the Coagulation market. In particular bioMérieux is strong in the U.S., UK and Germany where Trinity sells directly and this will result in considerable synergies in that Trinity will incur modest incremental sales and marketing costs.

As part of the transition, Trinity will transfer production of the diagnostic tests and instruments from bioMérieux’s facilities in North Carolina to Dublin and from St Louis to Jamestown, New York respectively. During this transition process Trinity will combine the best of the bioMérieux, Biopool and Amax instrument and reagent product ranges with a view to creating a best in class instrument and reagent platform for the combined customer base. In this context, Trinity will be discontinuing various existing Coagulation products and this will result in a once-off write-off of inventory in the amount of $5.8 million.

Ronan O’Caoimh, CEO said: “This acquisition is our largest to date and will, we believe, be transformational for Trinity. We currently have a 5% Coagulation market share. This acquisition will significantly increase our installed base of instruments to 3,000 putting us in 4th place worldwide with a market share of 13%. The combination of the existing and the acquired business gives us a full range of state of the art instruments for every size of hospital, with an excellent range of both routine and specialty diagnostic tests to accompany them. Given this combination and the scale achieved through the increased customer base, we are confident of increasing our market share aggressively in the future.”

Ronan O’Caoimh further stated: “The transfer of reagent manufacturing from bioMérieux’s plant in the U.S. to our existing reagent plant in Dublin will give rise to significant manufacturing efficiencies. Similarly, and more significantly, as the bioMérieux Coagulation revenues are concentrated in the U.S., Germany and the U.K. we will benefit from considerable and immediate synergies in these markets, given that we have existing salesforces in place. Despite the fact that there will be substantial costs incurred during the next 18 months on the technology transfer from the U.S. to Ireland, we expect the acquisition to be immediately earnings accretive and in 2007 it should add approximately $40m to our revenue and increase our operating profit by between $5m and $6m.”

Trinity will provide additional information on an investor conference call on Tuesday 30th May at 11am EST (4pm GMT). Details of the conference call will be available on www.trinitybiotech.com

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners. For further information please see the Company’s website: www.trinitybiotech.com.

Forward-Looking Statements

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer and Secretary

Date: May 26, 2006